Exhibit 2.2

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Amendment (this “Amendment”) to the Agreement and Plan of Merger among Midland States Bancorp, Inc., an Illinois corporation (“Acquiror”), GP Acquisition LLC, an Illinois limited liability company and a wholly owned subsidiary of Acquiror (“Merger Sub”), and Grant Park Bancshares, Inc., a Delaware corporation (the “Company”), and J. Thomas Long, personally and as trustee of the Eligible Stockholder Trusts (the “Principal Stockholder”) dated as of March 11, 2013, is made this 8th day of May, 2013, by and among Acquiror, Merger Sub, and the Company, and joined in for limited purposes by the Principal Stockholder.

W I T N E S S E T H

WHEREAS, Acquiror, Merger Sub, the Company and the Principal Stockholder (for limited purposes) entered into that certain Agreement and Plan of Merger, dated March 11, 2013 (the “Agreement”); and

NOW, THEREFORE, in consideration of the foregoing premises and the following mutual promises, covenants and agreements, and in accordance with Section 13.5 of the Agreement, the parties hereby agree that the Agreement shall be amended as follows:

1.                                      The capitalized terms utilized but not defined in this Amendment shall have the same meaning as in the Agreement.

2.                                      Section 6.10(b) of the Agreement is hereby amended by deleting Section 6.10(b) in its entirety and replacing it with the following:

“(b)                           The parties hereto further acknowledge and agree that the Company and Acquiror shall each be responsible for fifty percent (50%) of any cancellation fees due and owing pursuant to any data or item processing agreements as a result of the Contemplated Transactions (collectively, the “Data Processing Fees”) up to and including an aggregate of $600,000; provided, however, that if the Data Processing Fees are greater, in the aggregate, than $600,000 then the Company shall also be responsible for the amount of Data Processing Fees in excess of $600,000.  For the sake of clarity, the parties hereto acknowledge and agree that any portion of the Data Processing Fees that are an obligation of the Company pursuant to this Section 6.10(b) shall be included in the Company’s Transactional Expenses.”

3.                                      Notwithstanding any contrary provisions of the Agreement, the Company and the Principal Stockholder hereby:  (i) waive Acquiror’s obligations contained in Section 11.10 of the Agreement; and

(ii) agree that the condition precedent set forth in Section 11.10 of the Agreement to the obligations of the Company and the Principal Stockholder to consummate the Merger and to take the other actions required to be taken by the Company at the Closing have been duly satisfied by Acquiror.

4.                                      The term “Agreement” as used in the Agreement or in any of the documents, instruments or agreements executed and/or delivered in connection with the Agreement shall be deemed to refer to the Agreement as amended by this Amendment.

5.                                      Except as amended hereby, the Agreement shall remain in full force and effect only as amended hereby in all other respects.

6.                                      This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument

IN WITNESS WHEREOF, the parties have executed this Amendment on the date first above written.

Grant Park Bancshares, Inc.			Midland States Bancorp, Inc.

By:	/s/ J. Thomas Long		By:	/s/ Douglas Tucker
	Name:	J. Thomas Long		Name:	Douglas Tucker
	Title:	Chairman		Title:	Sr VP/ Corp Counsel

GP Acquisition LLC			Principal Stockholder

By:	/s/ Leon J. Holschbach		/s/ J. Thomas Long
	Name:		J. Thomas Long
Title:

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